RESIGNATION OF DIRECTOR

Gregory Levine, President
Nexland, Inc.
1101 Brickell Avenue
Suite 702, North Tower

Miami, Florida 33131                                 FAX: 305-358-3151

         I, Richard G. Steeves, having tendered my resignation as a member of the Board of Directors of Nexland, Inc., an Arizona corporation, state that my resignation was not due to any conflict with the company operations, policies or business practices.

         I will continue to hold the position as Corporate Secretary, as long as the present Board of Directors wish or until I am properly replaced or resign.

Dated:   July 17, 2000


                                                 /s/ Richard G. Steeves
                                                 -------------------------------
                                                 Richard G. Steeves


cc:      Alan M. Lerner, Fax 954-563-8522